Near Intelligence, Inc.

100 W Walnut Street, Suite A-4

Pasadena, CA 91124

(628) 889-7680

July 28, 2023

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs and Matthew Derby

Re:	Acceleration Request for Near Intelligence, Inc.
Registration Statement on Form S-1
File No. 333-272300

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, Near Intelligence, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on S-1 so that it may become effective at 4:30 p.m., Eastern Time, on July 31, 2023, or as soon thereafter as practicable.

We thank you for your assistance in this matter. Please direct any questions regarding this request to Rosebud Nau of Haynes and Boone, LLP at (214) 651-5367. In addition, please notify Ms. Nau when this request for acceleration has been granted.

Sincerely,

NEAR INTELLIGENCE, INC.

	By:	/s/ Rahul Agarwal
Rahul Agarwal
Chief Financial Officer

cc: Rosebud Nau, Esq., Haynes and Boone, LLP